Certificate of Qualified Person

As a co-author of the technical report titled "Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa" dated effective September 4, 2019 (the "Report") I, Charles Johannes Muller, Pr. Sci. Nat residing at Roodepoort, South Africa hereby certify:

1.	I am a senior Mineral Resource consultant with the firm of CJM Consulting of Ruimsig Office Estate, 193 Hole-in-one Road, Ruimsig, Roodepoort, South Africa.

2.	I am a practicing Mineral Resource consultant and a registered professional scientist with the South African Council for Natural Scientific Professions, Pr. Sci. Nat. Reg. No. 400201/04.

3.

I graduated with a B.Sc. (Geology) degree from the Rand Afrikaans University – Johannesburg in 1988. In addition, I have obtained a B.Sc. Hons (Geology) from Rand Afrikaans University in 1994 and attended courses in geostatistics through the University of the Witwatersrand.

4.	I have worked as a Mineral Resource geologist for 25 years since my graduation from university.

5.

I have read the definition of "qualified person" set out in National Instrument 43-101 (the "Instrument") and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of the Instrument.

6.

I have previously authored the technical report titled "Technical Report on the Mineral Resource Update for the Waterberg Project Located in the Bushveld Igneous Complex, South Africa" dated effective September 27, 2018", co-authored the technical report titled "Independent Technical Report on the Waterberg Project including Mineral Resource Update and Pre-Feasibility Study" dated effective October 17, 2016, co-authored the technical report titled "An Independent Technical Report on the Waterberg Project Located in the Bushveld Igneous Complex, South

Africa" dated effective July 20, 2015 and authored the technical report titled "Mineral Resource Update on the Waterberg Project Located in the Bushveld Igneous Complex, South Africa" dated effective April 29, 2016.

7.	I have last visited the Waterberg Project for personal inspection in January 2018 for a period of two days.

8.

I am the co-author of the Report and am responsible for Sections 1.3 to 1.8, 1.10, 1.21, 1.22; Parts of Section 2; Parts of Section 3; Parts of Section 6; Section 7; Section 8; Section 9; Section 10; Section 11; Section 12; Section 14; Section 25.1; Section 26.1; Section 27 of the Report.

9.	I am not aware of any material fact or material change with respect to the subject matter of the Report that is not reflected in the Report, the omission of which would make the Report misleading.

10.	I am independent of Platinum Group Metals Ltd. as described in section 1.5 of the Instrument.

11.	I have read the Instrument and confirm that the Report has been prepared in compliance with the Instrument.

12.

I do not have, nor do I expect to receive a direct or indirect interest in the mineral properties of Platinum Group Metals Ltd., and I do not beneficially own, directly or indirectly, any securities of Platinum Group Metals Ltd. or any associate or affiliate of such company.

13.

At the effective date of the Report, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

Dated at Roodepoort, South Africa, on October 7, 2019.

/s/ Charles J. Muller
Charles J. Muller, Pr. Sci. Nat.
Director, Mineral Resources
CJM CONSULTING (Pty) Ltd